

January 15, 2013

<u>Via E-mail</u>
Scot W. Melland
Chairman, President and Chief Executive Officer
Dice Holdings, Inc.
1040 Avenue of the Americas, 16th Floor
New York, New York 10018

      Re: Dice Holdings, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 3, 2012
             File No. 1-33584

Dear Mr. Melland:

We refer you to our comment letter dated November 20, 2012, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance